UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2022

Commission File Number: 001-39822

Pharming Group N.V.
(Exact Name of Registrant as Specified in Its Charter)

Darwinweg 24
2333 CR Leiden
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Furnished as Exhibit 99.1 to this Report on Form 6-K is a press release of Pharming Group N.V., or the Company, dated May 12, 2022.

The information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. In addition, the information included in this Report on Form 6-K (including Exhibit 99.1 hereto) that is furnished shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference into such filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Pharming Group reports financial results for the first quarter of 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharming Group N.V.

By:	/s/ Sijmen de Vries

	Name:	Sijmen de Vries
	Title:	CEO

Date: 12 May, 2022

Pharming Group reports financial results for the first quarter of 2022

Revenues increased 7% yoy to $46.6 million

Leniolisib launch on track for Q1 2023 following previously announced positive pivotal data

Strong cash flow from operations supporting investment in leniolisib

Leiden, The Netherlands, 12 May 2022: Pharming Group N.V. (“Pharming” or “the Company”) (Euronext Amsterdam: PHARM/Nasdaq: PHAR) presents its (unaudited) financial report for the first quarter of the year ended 31 March 2022.
•The Company will hold an analyst conference call at 13.30 CET/07.30 EST today. Dial in details can be found on page 8 of this report

Financial Summary

Amounts in US $m except per share data	Q1 2022	Q1 2021	% change

Consolidated Income Statement
Revenues	46.6	43.6	7%
Gross profit	41.7	38.7	8%
Operating profit	2.8	6.3	(55)%
Finance result, net	1.8	6.6	(72)%
Income tax expense	-0.8	-4.3	(82)%
Net Profit	3.5	8.5	(59)%
Consolidated Balance Sheet
Cash & marketable securities (Including restricted cash)	190.7	208.5	(9)%
Share Information
Basic earnings per share (US$)	0.005	0.013	(62)%
Diluted earnings per share (US$)	0.005	0.013	(62)%

Financial highlights
•Total revenues for Q1 2022 increased by 7% to US$46.6 million compared to US$43.6 million in Q1 2021.
•Key driver of revenues growth is an increase in the number of patients treated partly offset by tighter inventory management at larger specialty pharmacies.
•Gross profit increased by 8% to US$41.7 million (Q1 2021: US$38.7 million), mainly due to the growth in revenues.

•Operating profit decreased to US$2.8 million (Q1 2021: US$6.3 million), mainly due to an expected increase in operating expenses from US$32.7 million in Q1 2021 to US$39.8 million in Q1 2022. This increase is a combination of launch preparation for leniolisib, increased travel expenses post-COVID-19 and phasing of costs.
•Net profit of US$3.5 million decreased 59% (Q1 2021: US$8.5 million). The decrease was caused as a result of a significant decrease in finance income from US$6.6 million in Q1 2021 to US$1.8 million in Q1 2022, mainly due to more favorable exchange rate gains in Q1 2021. The remainder of the decrease relates to the increased operating expenses, partly offset by the growth in gross profit.
•Positive cash flows from operations amounted to US$0.6 million in Q1 2022. Cash and cash equivalents decreased by US$2.3 million to US$189.7 million from US$191.9 million at the end of Q4 2021.

Operational highlights
•Both co-primary endpoints met in Phase II/III pivotal clinical study of leniolisib for the treatment of PI3K delta syndrome (APDS), a rare primary immunodeficiency disease. Submission of global regulatory filings for leniolisib subsequently planned to begin in Q2 2022, with US launch expected in Q1 2023 and European launch in H2 2023, subject to regulatory approvals.
•Positive decision received from the European Medicines Agency (EMA) and, post-period, the UK Medicines and Healthcare Products Regulatory Agency (MHRA), on the Pediatric Investigation Plan (PIP) for leniolisib as a treatment for APDS in children, which provides a regulatory pathway to market authorization in Europe and the UK, respectively. The leniolisib PIP includes two planned global clinical trials in pediatric patients with APDS. The Company expects to initiate recruitment for this pediatric program for leniolisib during the second half of 2022.

Post-period operational highlights
•Principal Investigator V. Koneti Rao, M.D., a staff physician in the Primary Immune Deficiency Clinic at the National Institutes of Health in Bethesda, Maryland, shared findings from the pivotal Phase II/III clinical trial of leniolisib for the treatment of APDS demonstrating the reduction in APDS disease markers in patients treated with leniolisib in a presentation at the Clinical Immunology Society (CIS) 2022 Annual Meeting.
•Granted Promising Innovative Medicine (PIM) designation for leniolisib for the treatment of ADPS from the MHRA. A PIM designation indicates that a medicinal product is a promising candidate for the MHRA’s Early Access to Medicines Scheme (EAMS), which provides pre-market access to products that are intended for the treatment, diagnosis, or prevention of a life-threatening or seriously debilitating condition and have the potential to address an unmet medical need.
•One-off payment of US$7.5 million received following Pharming’s change in holding in BioConnection BV, the Company’s long-term fill and finish partner for RUCONEST®. Pharming retains a 22.98% holding in BioConnection following an acquisition of a majority stake in BioConnection by European investment company Gimv. Pharming continues to support BioConnection to accelerate its growth strategy together with its other shareholders.

Chief Executive Officer, Sijmen de Vries, commented:
“The first quarter of 2022 was a key moment in the Company’s history following the report of positive data for leniolisib in a pivotal study in patients with activated phosphoinositide 3-kinase delta syndrome, a complex and progressive rare primary immunodeficiency disease with limited treatment options. We therefore remain focused on bringing this important product to patients, as we continue to increase our planned pre- launch activities and expect to be able to launch leniolisib in the US, subject to regulatory approval, in Q1 2023, followed by launches in the EU markets, subject to regulatory approval, starting in H2 2023.

These activities include continuing to identify potential APDS patients eligible for treatment with leniolisib. In the US and Canada, this is through our partnership with Invitae and the navigateAPDS program, which will offer immunologists in these regions access to free genetic testing for primary immune deficiency patients exhibiting APDS symptoms. In Europe, we are intensifying our patient identification efforts together with leading immunology centers of excellence treating patients with APDS and other rare immune deficiencies. We are also actively collaborating with patient organizations to create awareness, advocacy and education for APDS patients and their families.

Our investment in leniolisib has been made possible by the underlying strength of our business, and we are pleased to report a marked increase in revenue growth for the first quarter of the year driven by ongoing new patient enrollment and product demand for RUCONEST®. This growth is despite some continued impact of COVID-19 on a number of medical practices in the US, especially pertaining to the time it takes for the administrative processing and approval of prescriptions.”

Outlook
For the remainder of 2022, the Company anticipates:
•Single digit growth in Group revenues from RUCONEST® sales, driven by the US and expanded EU operations, subject to the progression of the COVID-19 pandemic. Quarterly fluctuations in revenues are expected.
•The submission of leniolisib regulatory filings to FDA and EMA, with commercial launch expected from early Q1 2023 onwards, subject to regulatory approvals.
•The company will invest in this new product opportunity to accelerate future growth. Investments in launch preparations and focused clinical development for leniolisib will significantly increase and will significantly impact profit. With continued cash flow from RUCONEST® to fund these investments, no additional financing to support the current business is expected.
•Focused investment in potential acquisitions and in-licensing of new late-stage development opportunities and assets in rare diseases. Financing, if required, would come via a combination of our strong balance sheet and access to capital markets.
•Continued focus on our strategic development, ensuring Pharming’s growth through developed assets and a potentially expanded pipeline of in-licensed products to provide further life-saving therapies for patients with unmet medical needs and increase returns for our shareholders.

No further specific financial guidance for 2022 is provided.

About Pharming Group N.V.
Pharming Group N.V. (EURONEXT Amsterdam: PHARM/Nasdaq: PHAR) is a global biopharmaceutical company dedicated to transforming the lives of patients with rare, debilitating, and life-threatening diseases. Pharming is commercializing and developing an innovative portfolio of protein replacement therapies and precision medicines, including small molecules, biologics, and gene therapies that are in early to late-stage development. Pharming is headquartered in Leiden, Netherlands, and has employees around the globe who serve patients in over 30 markets in North America, Europe, the Middle East, Africa, and Asia-Pacific.
For more information, visit www.pharming.com.

Forward-looking Statements
This press release contains forward-looking statements, including with respect to timing and progress of Pharming’s preclinical studies and clinical trials of its product candidates, Pharming’s clinical and commercial prospects, Pharming’s ability to overcome the challenges posed by the COVID-19 pandemic to the conduct of its business, and Pharming’s expectations regarding its projected working capital requirements and cash resources, which statements are subject to a number of risks, uncertainties and assumptions, including, but not limited to the scope, progress and expansion of Pharming’s clinical trials and ramifications for the cost thereof; and clinical, scientific, regulatory and technical developments. In light of these risks and uncertainties, and other risks and uncertainties that are described in Pharming’s 2021 Annual Report and the Annual Report on Form 20-F for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission, the events and circumstances discussed in such forward-looking statements may not occur, and Pharming’s actual results could differ materially and adversely from those anticipated or implied thereby. Any forward-looking statements speak only as of the date of this press release and are based on information available to Pharming as of the date of this release.

Inside Information
This press release relates to the disclosure of information that qualifies, or may have qualified, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

For further public information, contact:
Pharming Group, Leiden, The Netherlands
Sijmen de Vries, CEO
T: +31 71 524 7400
E: investor@pharming.com

FTI Consulting, London, UK
Victoria Foster Mitchell/Alex Shaw/Amy Byrne
T: +44 203 727 1000

LifeSpring Life Sciences Communication, Amsterdam, The Netherlands
Leon Melens
T: +31 6 53 81 64 27
E: pharming@lifespring.nl

Conference call dial-in information

Thursday, 12 May 2022 13:30 CET/07:30 ET

Please note, the Company will only take questions from dial-in attendees.

Netherlands (Local)    085 888 7233

United Kingdom 0800 640 6441

United Kingdom (Local) 020 3936 2999

United States         1 855 9796 654

United States (Local)    1 646 664 1960

All other locations +44 20 3936 2999

Access code: 648887

Webcast Link:
https://webcast.openbriefing.com/pharming-q12022/

Pharming Group N.V.
Condensed Consolidated Interim Financial Statements in US Dollars (unaudited)
For the period ended 31 March 2022
•Condensed consolidated statement of profit or loss
•Condensed consolidated statement of comprehensive income
•Condensed consolidated balance sheet
•Condensed consolidated statement of cash flow

Condensed Consolidated Statement of Profit or Loss
For the period ended 31 March

Amounts in US$ ‘000	YTD 2022	YTD 2021
Revenues	46,617	43,564
Costs of sales	(4,877)	(4,843)
Gross profit	41,740	38,721
Other income	873	259
Research and development	(14,863)	(10,700)
General and administrative	(7,728)	(7,161)
Marketing and sales	(17,197)	(14,836)
Other Operating Costs	(39,788)	(32,697)
Operating profit	2,825	6,283
Fair value gain (loss) on revaluation derivatives	—	30
Other finance income	3,228	8,159
Other finance expenses	(1,379)	(1,598)
Finance result, net	1,849	6,591
Share of net profits in associates using the equity method	(441)	(82)
Profit before tax	4,233	12,792
Income tax expense	(772)	(4,269)
Profit for the year	3,461	8,523
Basic earnings per share (US$)	0.005	0.013
Diluted earnings per share (US$)	0.005	0.013

Condensed Consolidated Statement of Comprehensive Income
For the period ended 31 March

Amounts in US$ ‘000	YTD 2022	YTD 2021
Profit for the year	3,461	8,523
Currency translation differences	(3,216)	(8,483)
Fair value remeasurement investments	(653)	—
Items that may be subsequently reclassified to profit or loss	(3,869)	(8,483)
Other comprehensive income (loss), net of tax	(3,869)	(8,483)
Total comprehensive income for the year	(408)	40

Condensed Consolidated Balance Sheet

Amounts in US$ ‘000	March 31, 2022	December 31, 2021
Non-current assets
Intangible assets	81,321	83,834
Property, plant and equipment	12,465	13,222
Right-of-use assets	19,432	19,943
Long-term prepayments	238	194
Deferred tax assets	20,194	21,216
Investment accounted for using the equity method	6,629	7,201
Investments in equity instruments designated as at FVTOCI	774	1,449
Restricted cash	797	812
Total non-current assets	141,850	147,871
Current assets
Inventories	29,607	27,310
Trade and other receivables	31,445	29,983
Restricted cash	222	227
Cash and cash equivalents	189,674	191,924
Total current assets	250,948	249,444
Total assets	392,798	397,315
Equity
Share capital	7,468	7,429
Share premium	457,961	455,254
Legal reserves	(910)	3,400
Accumulated deficit	(270,498)	(273,167)
Shareholders’ equity	194,021	192,916
Non-current liabilities
Convertible bonds	135,564	139,007
Lease liabilities	17,900	18,456
Other financial liabilities	162	165
Total non-current liabilities	153,626	157,628
Current liabilities
Convertible bonds	1,844	1,879
Trade and other payables	40,827	42,473
Lease liabilities	2,480	2,419
Other financial liabilities	—	—
Total current liabilities	45,151	46,771
Total equity and liabilities	392,798	397,315

Condensed Consolidated Statement of Cash Flow
For the three months ended 31 March

Amounts in US$’000	YTD 2022	YTD 2021
Profit before tax	4,233	12,792
Non-cash adjustments:
Depreciation, amortization, impairment of non-current assets	2,190	2,063
Equity settled share based payments	1,070	1,909
Fair value gain (loss) loss on revaluation of derivatives	—	(30)
Other finance income	(3,228)	(8,159)
Other finance expenses	1,379	1,598
Share of net profits in associates using the equity method	441	(82)
Other	—	(1,094)
Operating cash flows before changes in working capital	6,085	8,997
Changes in working capital:
Inventories	(2,297)	(608)
Trade and other receivables	(1,462)	2,961
Payables and other current liabilities	(1,645)	(4,006)
Restricted cash	(20)	(321)
Total changes in working capital	(5,424)	(1,974)
Interest received (paid)	(52)	38
Income taxes paid	—	—
Net cash flows generated from (used in) operating activities	609	7,061
Capital expenditure for property, plant and equipment	(208)	(1,956)
Investment intangible assets	(167)	(460)
Investment associate	—	398
Investment in equity instruments designated as at FVTOCI	—	—
Acquisition of license	—	(547)
Net cash flows used in investing activities	(374)	(2,565)
Payment on contingent consideration	—	—
Payment of lease liabilities	(807)	(554)
Interests on loans	(2,100)	(2,500)
Proceeds of equity and warrants	18	674
Net cash flows generated from (used in) financing activities	(2,889)	(2,380)
Increase (decrease) of cash	(2,654)	2,116
Exchange rate effects	404	(650)
Cash and cash equivalents at 1 January	191,924	205,159
Total Cash and cash equivalents at 31 March	189,674	206,625